For Immediate Release

NORSAT 2013 THIRD QUARTER EARNINGS RELEASE

AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – October 30, 2013 -- Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that it will release its third quarter results for 2013 on Wednesday, November 6, 2013. Management will hold a conference call that same day at 8:30 am Pacific time (11:30 am Eastern time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, and Mr. Arthur Chin, CFO, cordially invite all interested parties to participate in the conference call.

Conference Call Details:

Date:                        Wednesday, November 6, 2013

Time:                       8:30 am Pacific time (11:30 am Eastern time)

Dial-in number:     416-764-8646 or 1-888-396-8049

Conference ID:       Norsat Investor Call

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investors/financial-information/conference-call-recordings/

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com